

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Dato' Khalid Ahmad
Chief Financial Officer
Liberty Resources Acquisition Corp.
78 SW 7th Street
Suite 500
Miami, FL 33130

> **Re: Liberty Resources Acquisition Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-40883**

Dear Dato' Khalid Ahmad:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker